EZJR, Inc.
                             A Nevada Corporation
                         2235 E. Flamingo, Suite 114
                             Las Vegas, NV  89119
            Telephone: (702) 631-4251  o  Fax:  (702) 221-1963

January 25, 2011


VIA EDGAR TRANSMISSION AND OVERNIGHT MAIL
-----------------------------------------

Mail Stop 3030

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Jay Mumford, Attorney

Re:    EZJR, Inc.
       Registration Statement on Form 10
       Amended December 6, 2010
       File No.:  000-53810

Dear Mr. Mumford:

On behalf of EZJR, Inc. (the "Company"), this letter responds to your December 21, 2010 comment letter, concerning our Registration Statement on Form 10. A marked copy of our revisions to the Registration Statement is enclosed for your reference. We have replied below on a comment-by-comment basis, with each response following a repetition of the Staff's comment to which it applies. The responses to the Comments are numbered to relate to the corresponding Comments in your letter.


Business History, page 3
------------------------

1. We note your revisions in response to prior comment 2; however, it remains unclear why you state on page F-8 that your shareholders paid cash to the founder of the acquired company for his stock if the acquired company ceased to exist upon the effectiveness of the merger and therefore had no stock to purchase. If your major shareholders purchased the acquired company's stock before the merger, then it appears that you merged with a company owned by your major shareholders at the time of the merger, and you should revise your disclosure to make this clear and provide all disclosure required by Regulation S-K Item 404 regarding the acquisition from related persons.


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


Response: We respectfully note the Staff's comment. When we responded to your prior comment 2, we revised the Form 10, amendment No. 7 to state upon effectiveness of the merger, the original EZJR ceased to exist. As disclosed in previous filings, the two major shareholders purchased the shares of the former EZJR at the time of merger, not previous to the merger. Therefore, to address your comment, since the original EZJR ceased to exit, we removed the reference on page F-8 concerning the purchase of these shares.


Risk Factors, page 10
---------------------

2. We note your response to prior comment 3 and your added discussion of Political Calls, Inc. However, it remains unclear how this registration statement fully and clearly discloses your affiliates' historic relationships with reporting companies given that publicly available information reveals relationships with companies that are not mentioned in this registration statement. Please provide a complete discussion of your affiliates' relationships with reporting companies.

Response: We respectfully note the Staff's comment. Excluding the fact that the affiliates' had a relationship as "shareholders" in many reporting companies listed on the NYSE and NASDAQ, in which their shares were purchased on the stock exchanges, additional disclosure has been added concerning historic relationships with other reporting companies.


3. You did not address the last sentence of prior comment 3; therefore, we reissue that sentence. As it appears registrants with little or no revenues with which your affiliates were associated often do not generate substantial revenue from the business that they initially disclosed, you should say so prominently at the beginning of your business description in this document. Such prominent disclosure should explain:

      o the extent to which your affiliates typically transfer their ownership or control of their companies;

      o the timing of that transfer relative to when the company begins generating substantial revenue or enters into a new business;

      o the extent to which a transfer of control provides an incentive for those who were affiliates before the transfer to sell their shares;

      o the potential material effect on the market price of the registrant's securities as a result of such sales;

      o how your affiliates profit from their involvement with such registrants; and

      o  the risk that you will be found to be subject to Rule 419.

Response: We respectfully note the Staff's comment. We have prominently added disclosure at the beginning of our business description, on the top of page 4, delineating the first 5 of your 6 bullet points above. With regards to your Rule 419 bullet point, we are not a "blank check" company. The Company is not issuing penny stock pursuant to this Form 10 filing. Rather, the shares referenced in this Form 10 are shares previously issued pursuant to a spin-off. No stock is being issued. In view of the fact that the Company is not issuing penny stock in connection with this Form 10, the Company is not deemed to be a "blank check company" for the purposes of Rule
419. Rule 419 only applies where the registrant "is issuing penny stock" in connection with the registration, not as in the instant circumstances, where stock was previously issued.

Furthermore, in view of the fact that there is no offering of stock being made, compliance with 419 would be impossible. Without an offering pursuant to a Registration Statement, there are no proceeds from the sale of stock, to place in escrow pursuant to 419(b). Pursuant to 419(e), the Company must notify its stockholders if it intends to effectuate a business combination, disclose certain information in such notification, and allow investors a time-period in which to withdraw his, her or its investment. In the present situation, the stockholders of EZJR have held their shares for more than two years. As you are aware, the Company's stock is quoted on the Grey Sheets. Although no sales of the Company's stock have taken place, the Company would have no knowledge, and no reasonable mechanism of attaining knowledge of the names of purchasers who purchased stock in the market, no ability to hold the proceeds of such sale in escrow, and no knowledge of which shareholders maintained possession of their shares. Accordingly, we would be rendered unable to provide such notification.

In conclusion, the Company believes that Rule 419 does not apply to this Form 10, because we are not a "blank check company" for purposes of Rule 419, and because application of Rule 419 to the present circumstances would be impossible.

Affiliated Companies, page 27
-----------------------------

4. We note your response to prior comment 5. However, your disclosure continues to state that there is "No Change in Business Plan." Please revise or advise.

Response: We respectfully note the Staff's comment. On page 27 under the Status column, we state, "No Change in Business Plan/Different Management," as referenced in footnote 4, it states "the Company's original business plan concerns the marketing of over-the-counter products. The Company is currently developing and marketing organic nutraceutical products, specifically mushroom dietary supplements." Organic nutraceutical products are considered over-the-counter products. In other words, the company is still executing its original business plan; therefore, there is no change in the business plan. In order to clarify the disclosure, we added the wording to the document that now states, "over-the-counter organic nutraceutical products."

Mr. Mumford, we hope our responses satisfactorily address your comments. Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Respectfully submitted,

EZJR, Inc.


By:  /s/  T J Jesky
---------------------------------
          T J Jesky
          Chief Executive Officer

cc:  Thomas C. Cook, Esq.
     Corporate Counsel








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